UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41658

Lucas GC Limited

(Exact name of registrant as specified in its charter)

Room 5A01, 4th Floor

Air China Building, Xiaoyun Road

Sanyuanqiao, Chaoyang District

Beijing 100027, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Extraordinary General Meeting

On December 5, 2025 at 9:00 a.m., Eastern Time (10:00 p.m. Beijing Time on December 5, 2025), Lucas GC Limited (the “Company”) held its extraordinary general meeting (the “EGM”) via a live webcast. Holders of more than 50% of the total 2,792,810 outstanding ordinary shares as of the record date of November 3, 2025 were present virtually or by proxy at the EGM, and therefore constituting a quorum of one or more shareholders holding ordinary shares which carry in aggregate (or representing by proxy) a majority of all votes attaching to all ordinary shares in issue and entitled to vote at the EGM as of the record date of November 3, 2025. All matters voted on at the EGM were approved. The final voting results for each matter submitted to a vote of shareholders at the EGM are as follows:

		For	Against	Abstain
Proposal One: To consider and approve as an ordinary resolution to change the authorized share capital from US$50,000 divided into 250,000,000 shares of a par value of US$0.0002 each, comprising of 235,000,000 class A ordinary shares of a par value of US$0.0002 each and 15,000,000 class B ordinary shares of a par value of US$0.0002 each, to US$500,000 divided into 2,500,000,000 shares of US$0.0002 each, comprising 2,475,000,000 class A ordinary shares of a par value of US$0.0002 each and 25,000,000 class B ordinary shares of a par value of US$0.0002 each (the “Share Capital Change”).		1,633,194	8,821	1

Proposal Two: To consider and approve as an ordinary resolution to		1,634,077	7,939	1

(i)	implement a share consolidation of ordinary shares, par value US$0.0002 each (the “Ordinary Shares”), whereby all the issued and outstanding and unissued Ordinary Shares in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the EGM, at the exact consolidation ratio and effective time as the board of directors of the Company (“Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 5000:1;

(ii)	authorize the Board, at its absolute and sole discretion, to either (a) implement one or more Share Consolidation(s), and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the EGM; or (b) elect not to implement any Share Consolidation during a period of two years of the date of the EGM;

(iii)	authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and

(iii)	if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

Proposal Three: Subject to the approval by the shareholders of the Share Capital Change, to consider and approve as a special resolution to amend and restate the existing amended and restated memorandum and articles of association of the Company by the deletion in their entirety and the substitution in their place of the amended and restated memorandum and articles of association of the Company (the “Amended and Restated M&AA”) annexed hereto as Annex A which incorporate amendments including but not limited to the Share Capital Change, with immediate effect.		1,633,195	7,638	1,183

Proposal Four: Subject to the approval by the shareholders of the Share Capital Change and Share Consolidations, to consider and approve as a special resolution that conditional upon the implementation of a Share Consolidation with the exact consolidation ratio and the effective date of such Share Consolidation as determined by the Board, the adoption of an amended and restated memorandum and articles of association (the “Amended and Restated M&AA upon Each Share Consolidation”) in substitution for, and to the exclusion of, the Company’s memorandum and articles of association in effect immediately prior to the implementation of such Share Consolidation, to reflect such Share Consolidation.		1,633,176	7,657	1,183

A copy of the Amended and Restated M&AA is filed as Exhibit 99.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	The Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2025

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chief Executive Officer and Chairman of the Board of Directors